Canadian Oil Sands



Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

July 3, 2003

VIA COURIER

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA



Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Material Change Report filed June 11, 2003 regarding the purchase of the remaining 3.75% interest in the Syncrude Joint Venture;
2. June 24, 2003 Press Release regarding exercise of underwriters' option;
3. Final prospectus filed June 25, 2003 regarding the distribution of Trust Units; and
4. July 3, 2003 Press Release regarding the completion of the equity financing.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

dw 7/9

TMC/cej
Encls.

FORM 27

CANADIAN OIL SANDS TRUST

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act* 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland and Labrador)
And similar provisions of other provincial and territorial securities legislation

Item 1 Reporting Issuer:

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands")
2500 First Canadian Centre
350-7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Item 2 Date of Material Change:

June 11, 2003

Item 3 Press Release:

The Trust issued two press releases on June 11, 2003 (through Canada NewsWire) at Calgary, Alberta, which releases disclosed the nature and substance of the material changes. Copies of such press releases are attached hereto as Schedule "A".

Item 4 Summary of Material Change:

Canadian Oil Sands announced on June 11, 2003 that its wholly owned subsidiary, Canadian Oil Sands Limited ("COSL"), gave notice to EnCana Corporation ("EnCana"), exercising COSL's option to purchase EnCana's remaining 3.75% interest in the Syncrude Joint Venture and a 6% gross overriding royalty on certain leases relating to a 1.25% indirect Syncrude interest held by a third party independent oil and gas company for total consideration of approximately Cdn $417 million cash.

Item 5 Full Description of Material Change:

On June 11, 2003, COSL, as manager of the Trust, announced that it had exercised its previously announced option to purchase an additional interest in the Syncrude Joint Venture from EnCana for approximately C$417 million.

When the Trust completed its earlier acquisition of a 10% interest from EnCana on February 28, 2003, the Trust obtained an option to purchase prior to December 31, 2003, under similar terms and conditions, EnCana's remaining 3.75% interest in the Syncrude Joint Venture. Concurrent with the exercise of such option, the Trust would purchase from EnCana a 6% gross overriding royalty on this 3.75% working interest as well as a 6% gross overriding royalty on another 1.25% working interest in respect of certain leases in the Syncrude Joint Venture that are held by a third party independent oil and gas company (collectively, the "Remaining Interest").

Following this transaction, Canadian Oil Sands will hold an indirect 35.49% working interest in the Syncrude Joint Venture. The terms of the option purchase are substantially the same as Canadian Oil Sands' earlier acquisition of EnCana's 10% interest in Syncrude completed in February 2003, including an effective date for the purchase of the Remaining Interest of February 1, 2003. The acquisition of this Remaining Interest from EnCana is subject to customary regulatory approvals and is expected to close on or about July 11, 2003.

The Trust concurrently announced that, in connection with exercising the option to purchase this Remaining Interest, approximately fifty per cent of the acquisition was to be financed through the issuance of equity. On June 11, 2003, the Trust entered into an agreement to sell, to a syndicate of underwriters, 4,300,000 Trust Units at $35.15 each to raise gross proceeds of $151,145,000 on a bought deal basis. The Trust granted the underwriters an option, exercisable in whole or in part until 48 hours prior to the closing of the equity financing, to purchase up to an additional 1,200,000 Trust Units on the same offering terms. The issue will be offered in all provinces of Canada. In addition, the Trust entered into an agreement to sell 1,000,000 Trust Units on a private placement basis at the same issue price to raise gross proceeds of $35,150,000. Should the option on the public offering be fully exercised, the total gross proceeds of the financings will be $228,475,000. Closing of the offerings is expected to occur on July 3, 2003, and is subject to regulatory approvals.

Item 6 Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 **Senior Officer:**

Trudy M. Curran, General Counsel and Corporate Secretary of Canadian Oil Sands Limited, the manager of the Trust, is a senior officer knowledgeable about the material change and may be reached at (403) 218-6240.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 18th day of June, 2003.

CANADIAN OIL SANDS TRUST,
by its manager,
CANADIAN OIL SANDS LIMITED

Per: *(signed) "Trudy M. Curran"*
Trudy M. Curran
General Counsel and Corporate Secretary

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"



Canadian Oil Sands

June 11, 2003

NEWS RELEASE
FOR IMMEDIATE RELEASE

CANADIAN OIL SANDS ANNOUNCES EXERCISE OF OPTION TO PURCHASE AN ADDITIONAL SYNCRUDE INTEREST

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, has given notice to EnCana Corporation ("EnCana") that it is exercising its option to purchase EnCana's remaining 3.75 per cent interest in the Syncrude Joint Venture and a 6 per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest held by a third party independent oil and gas company for total consideration of approximately Cdn $417 million cash. Following this transaction, Canadian Oil Sands will hold an indirect 35.49 per cent working interest in the Syncrude Joint Venture. The terms of the option purchase are substantially the same as Canadian Oil Sands' earlier acquisition of EnCana's 10 per cent interest in Syncrude completed in February 2003, including an effective date for the purchase of the optioned interest of February 1, 2003. The acquisition of this remaining Syncrude interest from EnCana is subject to customary regulatory approvals and is expected to close on or about July 11, 2003.

"We are very pleased to be able to complete our acquisition of this additional Syncrude interest from EnCana continuing the terms of the earlier successful acquisition by the Trust" said Mr. Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of the Trust.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent indirect working interest in the Syncrude Joint Venture. The Trust currently has outstanding approximately 79.8 million units which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: in the interest of providing the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated accretive nature of the transaction, the expected economies of scale of the transaction and the closing date. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition;, the ability to obtain additional financing for the remainder of the purchase price; need to obtain required approval from regulatory authorities; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements

contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com



Canadian Oil Sands

June 11, 2003

NEWS RELEASE
FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CANADIAN OIL SANDS ANNOUNCES EQUITY FINANCING

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that in connection with the financing of approximately fifty per cent of the acquisition of an additional interest in the Syncrude Joint Venture, the Trust has entered into an agreement to sell, to a syndicate of underwriters, 4,300,000 Trust Units at $35.15 each to raise gross proceeds of $151,145,000 on a bought deal basis. The Trust has granted the underwriters an option, exercisable in whole or in part until 48 hours prior to the closing of the financing, to purchase up to an additional 1,200,000 Trust Units on the same offering terms. The issue will be offered in all provinces of Canada. In addition, the Trust has entered into an agreement to sell 1,000,000 Trust Units on a private placement basis at the same issue price to raise gross proceeds of $35,150,000. Should the option on the public offering be fully exercised, the total gross proceeds of the financings will be $228,475,000. Closing of the offerings is expected to occur on July 3, 2003, and is subject to regulatory approvals.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent indirect working interest in the Syncrude Joint Venture. The Trust currently has outstanding approximately 79.8 million units which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Advisory: in the interest of providing Canadian Oil Sands or the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated per centage of financing of the acquisition with equity and the closing date. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those

expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity price; the need to obtain required approval from regulatory authorities; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com


Canadian Oil Sands

NEWS RELEASE
For immediate release

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Canadian Oil Sands announces exercise of underwriters' option

Calgary, June 24, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that in connection with the Trust's agreement to sell, to a syndicate of underwriters, 4,300,000 Trust Units on a bought deal basis at $35.15 per unit, the underwriters have exercised their option, in whole, to purchase an additional 1,200,000 Trust Units on the same offering terms. With the exercise of the option, the total gross proceeds of the public offering and the private placement that were announced on June 11, 2003 will be $228,475,000. Closing of the offerings is expected to occur on July 3, 2003. The Trust intends to use the proceeds from these equity offerings to finance a portion of its purchase of an additional 3.75 per cent interest in Syncrude from EnCana Corporation. The closing of this acquisition is expected to occur on or about July 11, 2003.

"I am pleased with the success of our recent financing and the exercise of the over-allotment option, which highlights the depth of investor support that our units enjoy and the market's acknowledgment of this acquisition's value to our unitholders," said Marcel Coutu, Canadian Oil Sands Limited's President and Chief Executive Officer. "The financing of our acquisition is expected to maintain a prudent capital structure, now approximately 36 per cent debt to total capitalization, supporting the Trust's desire to maintain stable distributions to our untiholders while retaining its capacity to fund Syncrude's growth plans."

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its current 31.74 per cent indirect working interest in the Syncrude Joint Venture. The Trust currently has outstanding approximately 79.8 million units which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

- 30 -

Advisory: in the interest of providing Canadian Oil Sands or the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated closing date and the anticipated debt to equity levels. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue June 25, 2003




SEC MAIL PROCESSING
RECEIVED
JUL - 7 2003
WASH, D.C. 188 SECTION

Canadian Oil Sands

CANADIAN OIL SANDS TRUST

$193,325,000

5,500,000 Trust Units

This prospectus qualifies the distribution (the "Offering") of 5,500,000 trust units ("Trust Units") of Canadian Oil Sands Trust (the "Trust"). The Trust Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "COS.UN". The TSX has conditionally approved the listing of the Trust Units offered pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the requirements of the TSX. The closing price of the Trust Units on the TSX on June 24, 2003 was $35.28. The offering price of the Trust Units was determined by negotiation between Canadian Oil Sands Limited ("COSL"), on behalf of the Trust, and CIBC World Markets Inc., on behalf of itself and Merrill Lynch Canada Inc., RBC Capital Markets, BMO Nesbitt Burns Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corp., FirstEnergy Capital Corp., Peters & Co. Limited and Raymond James Ltd. (collectively, the "Underwriters").

Price: $35.15 per Trust Unit

	Price to the Public	Underwriting Fee	Net Proceeds to the Trust[1]
Per Trust Unit	$35.15	$1.406	$33.744
Total	$193,325,000	$7,733,000	$185,592,000

Note:

(1) Before deducting expenses of the Offering estimated at $250,000.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Trust Units on behalf of the Trust by McCarthy Tétrault LLP, and on behalf of the Underwriters by Macleod Dixon LLP.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about July 3, 2003 but not later than July 31, 2003. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Each of CIBC World Markets Inc., Merrill Lynch Canada Inc., RBC Capital Markets, BMO Nesbitt Burns Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and TD Securities Inc. is a subsidiary of a Canadian chartered bank or other financial institution that has extended credit facilities to COSL. Accordingly, under certain circumstances, the Trust may be considered to be a "connected issuer" of each of these Underwriters for the purposes of Canadian securities laws. See "Plan of Distribution".

TABLE OF CONTENTS

GLOSSARY

In this short form prospectus, the following terms have the meanings set forth below.

"**Acquisition**" means the Initial Acquisition and the Proposed Acquisition.

"**Alberta Crown Agreement**" means the agreement between the Province of Alberta and the Participants which creates a joint venture providing for payments to the Province of Alberta of the Crown Royalty.

"**Crown Royalty**" or "**Crown Royalties**" means the amount to be paid to the Province of Alberta pursuant to the Alberta Crown Agreement in lieu of a conventional Crown royalty.

"**Initial Acquisition**" means the acquisition by COSL from EnCana Corporation ("EnCana") of an indirect 10% working interest in the Syncrude Joint Venture, which acquisition closed on February 28, 2003.

"**Participants**" means AEC Oil Sands Limited Partnership (5%), COSL (21.74%), Canadian Oil Sands Commercial Trust (10%), Conoco Phillips Oilsands Partnership II (9.03%), Imperial Oil Resources (25%), Mocal Energy Limited (5%), Murphy Oil Company Ltd. (5%), Nexen Inc. (7.23%) and Petro-Canada (12%), the corporations, trusts and partnerships that own the undivided interests in the Syncrude Project, and their successors in interest from time to time.

"**Proposed Acquisition**" means the acquisition by COSL from EnCana of the Remaining Interest.

"**Remaining Interest**" means: (i) EnCana's remaining indirect 3.75% working interest in the Syncrude Joint Venture that is held by AEC Oil Sands Limited Partnership, and a 6% gross overriding royalty on such 3.75% working interest in respect of certain of the leases included in the Syncrude Project currently payable to EnCana; and (ii) EnCana's 6% gross overriding royalty on another 1.25% working interest in respect of certain of the leases included in the Syncrude Project.

"**SubPartnership**" means AEC Oil Sands Limited Partnership.

"**Syncrude**" means, collectively, the Syncrude Joint Venture and the Syncrude Project.

"**Syncrude Joint Venture**" means the joint venture owned by the Participants for the purpose of exploiting the Athabasca oil sands, which includes the Syncrude Plant and leases acquired or developed in connection therewith.

"**Syncrude Plant**" means the plant and facilities located at Mildred Lake, approximately 40 kilometres north of Fort McMurray, Alberta, where the mining, extraction and upgrading of bitumen occurs.

"**Syncrude Project**" means (a) the process for recovery of oil sands, crude bitumen or products derived therefrom originally approved in Approval No. 1920 of the Energy Resources Conservation Board of Alberta ("ERCB") and subsequently approved in Approval Nos. 7550, 8573 and 8250, as issued by the Alberta Energy and Utilities Board ("AEUB") (as successor of the ERCB), as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the Participants from time to time in connection with such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, (c) the related oil sands leases and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes.

"**Trust Indenture**" means the amended and restated trust indenture dated July 5, 2001, as amended, governing the Trust.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources.

Forward looking-statements in this short form prospectus include, but are not limited to, statements with respect to: the anticipated structure and timing of the internal reorganization of the Trust; the anticipated closing date of the Proposed Acquisition; the expected production levels at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected oil and natural gas prices; the anticipated debt levels of the Trust following the Acquisition; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange rates and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; the proposed cost and timing of the emission reduction program and the proposed reduction levels of sulphur at Syncrude; the impact of the Kyoto Protocol on the Trust and the Canadian economy in general; and the anticipated maintenance work at Syncrude in 2003 and the impact such maintenance will have on the Trust's financial results.

Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and in the documents incorporated by reference herein include, but are not limited to: general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust.

The foregoing list of important factors is not exhaustive. Furthermore, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements after the date of this short form prospectus, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel and Corporate Secretary of the Trust, 2500 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, telephone (403) 218-6200. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the General Counsel and Corporate Secretary of the Trust at the above-mentioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) Audited consolidated financial statements of the Trust for the years ended December 31, 2002 and December 31, 2001, together with the auditors' report thereon;

(b) Management's discussion and analysis of the Trust for the year ended December 31, 2002, which is contained in the 2002 Annual Report of the Trust;

(c) Annual Information Form of the Trust dated May 16, 2003 for the year ended December 31, 2002 (the "Annual Information Form");

(d) Management Information Circular of the Trust dated March 10, 2003 relating to the annual and special meeting of the holders of Trust Units of the Trust ("Unitholders") held on April 22, 2003 (excluding the information contained therein under the sections entitled "Executive Compensation — Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" and Schedule A thereto, which information shall be deemed not to be incorporated by reference);

(e) Unaudited interim consolidated financial statements of the Trust for the three-month periods ended March 31, 2003 and March 31, 2002;

(f) Management's discussion and analysis of the Trust for the three-month period ended March 31, 2003;

(g) Material change report of the Trust dated February 3, 2003 relating to the Initial Acquisition;

(h) Material change report of the Trust dated March 10, 2003 relating to the completion of the Initial Acquisition; and

(i) Material change report of the Trust dated June 18, 2003 relating to the Proposed Acquisition, the Offering and the Private Placement (as defined under "Private Placement of Trust Units").

Any documents of the type referred to above (except confidential material change reports) filed by the Trust with the various securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

THE TRUST

The Trust is an open-ended investment trust formed under the laws of the Province of Alberta that was created upon the merger of Athabasca Oil Sands Trust ("AOST") and Canadian Oil Sands Trust ("COST"). On July 5, 2001, AOST acquired all the assets of COST and assumed all the liabilities of COST in exchange for AOST units equal to the number of COST units issued and outstanding as of such date. AOST then changed its name to Canadian Oil Sands Trust.

The Trust is governed by the Trust Indenture. As a result of the approval of certain option plans by Unitholders at the Trust's annual and special meeting of Unitholders held on April 25, 2002 and of the approval of certain amendments to the Trust Indenture at the annual and special meeting of Unitholders held on April 22, 2003, the Trust Indenture is to be further amended and restated to reflect the adoption of such plans and to allow for electronic voting and the issuance of convertible securities by the Trust. The current trustee of the Trust is Computershare Trust Company of Canada. COSL is the manager of the Trust.

The registered and head office of the Trust is located at 2500 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Intercorporate Relationships

The following table provides the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of the Trust's wholly-owned subsidiaries as at the date hereof.

	Percentage of Voting Securities (directly or indirectly)	Jurisdiction of Incorporation/ Formation
COSL[(1)(2)]	100%	Alberta
Canadian Oil Sands Commercial Trust ("CT")[(3)]	100%	Alberta
834541 Alberta Ltd. ("834541")[(4)]	100%	Alberta

Notes:

(1) Total consolidated assets and total revenues of this entity constituted more than 10% of the consolidated assets and consolidated revenues of the Trust at December 31, 2002.

(2) Holds a 21.74% working interest in Syncrude.

(3) Holds a beneficial 9.5% working interest (10% legal interest) in Syncrude.

(4) Holds a beneficial 0.5% working interest in Syncrude.

Current Ownership Structure



Public Unitholders
Trust Units
Trust
Trust Royalties
(10.0% + 11.74%)
CT Ordinary Units
(100%)
Common Shares
(100%)
CT Special Units (100%)
Canadian Oil Sands Limited
(COSL)
Commercial
Trust
(CT)
Common Shares
(100%)
9.5% working
interest
21.74% working
interest
834541
Alberta Ltd.
0.5% working
interest
Syncrude Joint Venture

Proposed Ownership Structure

On May 30, 2003, the Trust received a favourable tax ruling from Canada Customs and Revenue Agency ("CCRA") which will allow a restructuring of the Trust aimed at having all of the working interests in Syncrude which are currently indirectly owned by the Trust held through COSL. The Trust intends to effect the restructuring on or about July 1, 2003 whereby CT will transfer its direct 9.5% working interest in the Syncrude Joint Venture to COSL while reserving a royalty thereon payable to CT. CT will be issued preferred shares of COSL as part of the consideration for the transfer of the working interest encumbered by a royalty. In addition, the Trust intends to have CT transfer 834541 to COSL. 834541 will then be restructured such that its 0.5% working interest in Syncrude will be held directly by COSL.

Concurrent with COSL completing the Proposed Acquisition (see "Proposed Acquisition"), COSL will transfer the 6% gross overriding royalty ("GORR") forming part of the Remaining Interest to the Trust and offset the purchase price for such GORR against intercompany loans owed by COSL to the Trust. COSL will then transfer the acquired interest in the SubPartnership to CT in exchange for special units of CT.

The following diagram sets forth the anticipated ownership structure of the Trust following completion of the Proposed Acquisition and the reorganization described above.


Public Unitholders
Trust Units
Trust
6%
GORR
Trust Royalties
CT Ordinary Units
(100%)
Common Shares
(100%)
COSL Preferred Shares (100%)
Commercial
Trust
(CT)
Canadian Oil Sands Limited
(COSL)
CT Special Units (100%)
Trust Royalty
3rd Party
75% interest
(Effective 3.75% working interest
in Syncrude)
31.74% working
interest
25% interest
(Effective 1.25%
working interest
in Syncrude)
SubPartnership
5% working
interest
Syncrude Joint Venture

DESCRIPTION OF BUSINESS

The Trust is the largest energy trust in Canada, based on market capitalization as at June 24, 2003 of approximately $2.8 billion, and the only public investment vehicle that provides non-diversified ownership in Syncrude, the largest oil sands project in the world. The Syncrude operation is comprised of four major operating areas: mining, extraction, upgrading and utilities. Syncrude's principal product is a high quality, light, sweet synthetic blend, referred to as "Syncrude Sweet Blend™" ("SSB").

The Trust's indirect 31.74% working interest in Syncrude is held through the Trust's ownership in COSL and CT. COSL pays a net royalty ("trust royalty") on the production of synthetic crude oil and associated products, attributable to its working interest in Syncrude, to the Trust (as to an aggregate 21.74% working interest). CT distributes income, net of expenses, as distributions on its ordinary units and special units to the Trust and COSL, respectively. The Trust in turn receives the trust royalties and distributions and makes distributions to Unitholders. On May 30, 2003, the Trust received a favourable tax ruling from CCRA which will allow a restructuring whereby CT will sell the 9.5% working interest (encumbered by a 99% royalty) to COSL and will transfer all of the common shares in 834541 to COSL. COSL will then hold the 31.74% working interest directly and will pay trust royalties to the Trust on the 21.74% working interest and a trust royalty to CT on the 9.5% working interest. 834541 will be wound up or amalgamated with COSL. Depending upon the optimal corporate and tax structure available to the Trust, this 0.5% working interest may be subject to a royalty payable to the Trust from COSL.

COSL oversees the 31.74% working interest in Syncrude. In addition, COSL is responsible for the management of the Trust. Specific responsibilities are as follows: (i) to ensure compliance by the Trust with continuous disclosure obligations under all applicable securities legislation; (ii) to provide investor relations services; (iii) to provide, or cause to be provided, to Unitholders all information to which Unitholders are entitled under the Trust Indenture; (iv) to call, hold and distribute material including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (v) to determine the amounts payable from time to time to Unitholders and to arrange for distribution to Unitholders of distributable income; and (vi) to determine the timing and terms of future offerings of Trust Units, if any.

The Syncrude Joint Venture is a joint venture owned, in undivided interests, by the Participants. The assets of the Syncrude Joint Venture are operated and managed by Syncrude Canada Ltd., which is owned by the Participants in the same proportions as their interest in the Syncrude Joint Venture. Syncrude Canada Ltd. is a single purpose company with no significant assets. The Syncrude Management Committee governs Syncrude and each Participant nominates a representative to the committee, which is charged with setting the strategic direction for and making decisions regarding the operation of the Syncrude Joint Venture. Marcel Coutu, President and Chief Executive Officer of COSL, is the Chairman of the Syncrude Management Committee. Each Participant receives its share of production in kind and is responsible for the subsequent marketing of such share of the production. Syncrude commenced production in 1978 and has, through capital investment, technological and efficiency improvements, increased production at the Syncrude Plant in 19 out of 24 years of operation.

Syncrude

Syncrude produces SSB by surface mining certain Athabasca oil sands deposits, extracting the bitumen and upgrading the bitumen to a light, sweet crude oil. Bitumen, in its raw state, is a thick, black crude oil that requires upgrading to make it transportable by pipelines and useable by conventional refineries. The upgraded bitumen or SSB produced at the Syncrude Plant is marketed to a variety of refinery facilities throughout Canada and the United States.

Syncrude has, through the introduction of pioneering technologies, improved energy efficiency, reduced atmospheric emissions and increased the amount of oil recovered and produced. Current proprietary technologies, developed over the last 11 years, include low-energy extraction, which reduces the process temperatures to extract bitumen from the oil sands, resulting in substantial energy savings and emission reductions. Another innovation is hydrotransport, where oil sands and water are combined into a slurry and transported via pipeline to the extraction plant. This technology reduces maintenance and operating costs. Syncrude has developed the technology to pipeline bitumen froth (approximately 60% bitumen, 30% water and 10% fine solids) called "natural flow lubricity", without the use of a diluent, which is normally used to pipeline viscous heavy oil. This innovation improves the economics of operating oil sands mines farther from the extraction facilities, such as the Aurora mine. By 2007, all mined oil sands are expected to be moved by hydrotransport as the older operations are phased out, other than the oil sands from the North Mine auxiliary mining system.

In 2000, Syncrude commenced mining and extraction operations at a third site, the Aurora North Mine, located approximately 35 kilometres from the Mildred Lake plant site. In early 2001, after several years of planning, Syncrude participants approved the Stage 3 expansion, which is the largest stage of Syncrude's expansion plans. At the end of 2002, engineering and design work on the upgrader expansion ("UE-1") was 90% complete and construction was approximately 10% complete with startup scheduled for early 2005. In addition, the second component of the expansion, the Aurora 2 mining and extraction train ("Aurora 2"), reached 92% completion of engineering and design and 50% completion of construction. The train is scheduled to begin bitumen production by the end of 2003.

In November 2002, the Trust announced an increase in the total estimated cost to the Syncrude Joint Venture for the Stage 3 expansion from the initial $4.1 billion provided early in 2002 to approximately $5.7 billion. The total estimated cost net to Canadian Oil Sands based on its current 31.74% interest is now $1.8 billion. The revised estimate is based on the completion of over 90% of the detailed engineering work with

construction well underway. The total project amount net to Canadian Oil Sands, based on a 31.74% interest, is comprised of $219 million for Aurora 2 and $1.6 billion for UE-1.

As at December 31, 2002, the Syncrude Joint Venture had expended approximately $2.1 billion, $458 million net to the Trust, related to the Stage 3 expansion since the launch of the expansion in 2001. Following its completion, scheduled for early 2005, Stage 3 is expected to boost current production by 50% to approximately 111,000 barrels per day net to the Trust, based on its current 31.74% interest.

Two additional expansion phases to follow Stage 3 were also announced late in 2001. The Stage 4 expansion, to occur over the years 2006 to 2010, is expected to increase production to 150 million barrels per year. The Stage 5 expansion, which is in the early phase of conceptual engineering development, is expected to occur over the years 2011 to 2015. Annual production is expected to increase to approximately 200 million barrels per year by 2013 to 2015. Stages 4 and 5 expansions are preliminary and have not yet been approved to proceed.

On May 21, 2003, the Trust announced that Syncrude is planning to invest an additional $400 million, or approximately $127 million net to the Trust based on its current 31.74% interest, on an emission reduction program that is expected to significantly reduce total sulphur dioxide emissions. Other emissions, such as particulate matter and metals, are also expected to be reduced.

The emission reduction program will involve retrofitting sulphur reduction technology into the operation of Syncrude's two existing cokers. Syncrude has completed the economic and technology feasibility studies for the project and is proceeding with regulatory filings. Approximately $12 million to $15 million, or $3.8 million to $4.8 million net to the Trust based on its current 31.74% interest, is anticipated to be spent in 2003 on engineering work. The procurement and construction expenditures will occur post 2005 following completion of the Stage 3 expansion and will extend to 2009 as the tie-ins will be coordinated with equipment turnaround schedules to maintain normal production rates.

In addition, Syncrude is currently constructing a sulphur dioxide reduction unit as part of the Stage 3 upgrader expansion, which is included in the total estimated cost for the expansion of approximately $5.7 billion. The incorporation of sulphur reduction technology in the new coker together with the additional $400 million investment is expected to reduce sulphur dioxide emissions by up to 60 per cent from today's approved levels of 245 tonnes per day.

RECENT DEVELOPMENTS

Acquisition of Additional 10% Interest in Syncrude

On February 28, 2003, COSL completed the purchase from EnCana of the Initial Acquisition for aggregate cash consideration of approximately $1.07 billion. The Initial Acquisition was effected pursuant to an acquisition agreement dated February 3, 2003 (the "Acquisition Agreement") under which COSL acquired: (i) all of the outstanding trust units and debt obligations of CT, which at the time of closing of the acquisition held beneficially a 9.5% working interest (10% legal interest) in the Syncrude Joint Venture; and (ii) all of the outstanding shares of 834541 (formerly AEC Oil Sands GP Ltd.), which at the time of closing of the Initial Acquisition held (beneficially) an additional 0.5% working interest in the Syncrude Joint Venture. Immediately following the Initial Acquisition, COSL transferred all of the ordinary units of CT to the Trust and transferred all of the shares of 834541 to CT. See "The Trust".

Tax Ruling

The Trust has received a favourable tax ruling from CCRA which will allow the Trust to consolidate its indirect 31.74% working interest in Syncrude under COSL. This corporate reorganization, which is anticipated to be completed on or before July 1, 2003, is expected to simplify and enhance the corporate structure of the Trust's subsidiaries. See "The Trust — Proposed Ownership Structure."

PROPOSED ACQUISITION

Summary

Pursuant to the Acquisition Agreement, COSL acquired an option to purchase the Remaining Interest. On June 11, 2003, COSL exercised its option to purchase the Remaining Interest for an aggregate purchase price of approximately $417 million. The closing of the Proposed Acquisition is expected to occur on or before July 11, 2003. The Proposed Acquisition is subject to customary closing conditions, including consent of the transaction from the other partner of the SubPartnership, which consent is not to be unreasonably withheld. The Trust expects such consent to be forthcoming.

The completion of the Offering is not conditional upon completion of the Proposed Acquisition.

COSL believes that the Acquisition will be accretive to cash flow, earnings and net asset value per Trust Unit.

Financing of Proposed Acquisition

The $417 million purchase price for the Proposed Acquisition will be financed by means of: (i) the Offering, which will result in aggregate gross proceeds of $193,325,000; (ii) a sale by the Trust of 1,000,000 Trust Units on a private placement basis for aggregate gross proceeds of $35,150,000 (see "Private Placement of Trust Units"); and (iii) a draw by COSL of approximately $200 million under an acquisition credit facility of up to $560 million that has been obtained from affiliates of certain of the Underwriters (the "Acquisition Facility"). CT and 834541 have guaranteed COSL's indebtedness under the Acquisition Facility.

Selected Historical Financial Information of AEC Oil Sands, L.P.

The following table sets out certain historical financial information for AEC Oil Sands, L.P., through which EnCana previously held its entire 13.75% working interest in the Syncrude Joint Venture. The following information should be read in conjunction with the historical financial statements of AEC Oil Sands, L.P. included in this short form prospectus at Appendix A.

	Year Ended January 31, 2003[1][2]	Year Ended January 31, 2002[1][2]	Year Ended January 31, 2001[1][2]
	($ thousands)	($ thousands)	($ thousands)
Revenue	465,186	469,503	462,240
Operating expenses	220,914	215,771	190,586
Net earnings	201,328	197,049	164,958

Notes:

(1) Historical financial information is derived from AEC Oil Sands, L.P.'s audited financial statements.

(2) Certain of AEC Oil Sands, L.P.'s statement of income figures have been reclassified in the pro forma financial statements to conform to the presentation adopted by the Trust.

EFFECT OF THE ACQUISITION ON THE TRUST

Selected Unaudited Pro Forma Consolidated Financial Information

The pro forma consolidated financial information set forth below and the unaudited Pro Forma Consolidated Financial Statements of the Trust included in this short form prospectus are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2002 or the three months ended March 31, 2003 had the Acquisition been effective January 1, 2002, or of the results of operations expected in 2003 and future years.

The following tables set out certain financial information for the Trust and AEC Oil Sands, L.P. and pro forma consolidated financial information for the Trust after giving effect to the Acquisition and certain other adjustments. The following information should be read in conjunction with the unaudited Pro Forma Consolidated Financial Statements of the Trust included in this short form prospectus at Appendix B.

	Year Ended December 31, 2002[5]		
	Trust	AEC Oil Sands, L.P.[1][2][3]	Pro Forma Consolidated[2]
	($ thousands, except per unit amounts)		
Revenue	725,219	460,273	1,187,346
Operating expenses	316,359	213,659	530,018
Non-production costs	11,910	7,533	19,443
Net income	269,928	201,328	419,445
Net income per Trust Unit — Basic and diluted	4.72	n/a	4.91

	Three Months Ended March 31, 2003[5]		
	Trust	AEC Oil Sands, L.P.[1][2][4]	Pro Forma Consolidated[2]
	($ thousands, except per unit amounts)		
Revenue	177,733	119,360	271,452
Operating expenses	101,857	56,453	142,536
Non-production costs	5,527	2,982	7,697
Net income	83,376	48,523	114,586
Net income per Trust Unit — Basic and diluted	1.27	n/a	1.33
Total assets	3,346,658	n/a	3,948,935

Notes:

(1) These figures represent the entire 13.75% working interest of AEC Oil Sands, L.P. in the Syncrude Joint Venture prior to completion of the Initial Acquisition.

(2) Certain of AEC Oil Sands, L.P.'s statement of income figures have been reclassified in the pro forma consolidated financial statements of the Trust to conform to the presentation adopted by the Trust. See Appendix B.

(3) For the 12 months ended January 31, 2003.

(4) For the three months ended January 31, 2003.

(5) Year end figures are derived from audited financial statements of each of the entities. Three month figures are derived from the unaudited financial statements of each of the entities. The pro forma figures are unaudited.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Trust as at December 31, 2002 and as at March 31, 2003 and the pro forma consolidated capitalization of the Trust as at March 31, 2003 after giving effect to the public offering of 12,322,250 Trust Units by way of subscription receipts on February 28, 2003, the private placement of 9,352,518 Trust Units on February 28, 2003, the Offering, the Private Placement (as defined below) and the borrowings in connection with the Acquisition.

Designation	As at March 31, 2003[3] Actual ($ thousands)	As at March 31, 2003[3] Pro Forma ($ thousands)	As at December 31, 2002[3] Actual ($ thousands)
Bank Credit Facilities[1]	350,000	550,241	—
7.625% Senior Notes due May 15, 2007	102,851	102,851	110,572
7.9% Senior Notes due September 1, 2021	367,325	367,325	394,900
8.2% Senior Notes due April 1, 2027	108,655	108,655	116,811
Unitholders' Equity	1,737,963 (79,538,259 Trust Units)	1,954,508[2] (86,038,259 Trust Units)	956,501 (57,684,789 Trust Units)

Notes:

(1) As of the date hereof, excluding the $560 million Acquisition Facility, COSL has unsecured bank lines of credit totalling $455 million. As at December 31, 2002, there were no amounts drawn under any credit facilities. In connection with the Initial Acquisition, COSL utilized approximately $350 million under a previous credit facility which was repaid from the Acquisition Facility.

(2) As at March 31, 2003, the Trust had 256,500 unit options outstanding pursuant to the Trust's Unit Option and Distribution Equivalent Plan.

(3) Figures as at March 31, 2003 are derived from the unaudited financial statements of the Trust. Figures as at December 31, 2002 are derived from the audited financial statements of the Trust. The pro forma figures are unaudited.

PRIVATE PLACEMENT OF TRUST UNITS

The Trust has entered into an agreement dated June 11, 2003 (the "Private Placement Agreement") with RBC Dominion Securities Inc. ("RBCDS") providing for the purchase of 1,000,000 Trust Units on a private placement basis (the "Private Placement") at a price of $35.15 per Trust Unit for aggregate gross proceeds to the Trust of $35.15 million. The Trust understands that RBCDS is purchasing such Trust Units for the benefit of Oil Sands Split Trust, an investment trust unrelated to Canadian Oil Sands Trust. The net proceeds from the Private Placement will be used to fund a portion of the purchase price of the Proposed Acquisition. See "Proposed Acquisition — Financing of Proposed Acquisition". The subscription price for the Trust Units was negotiated between the Trust and RBCDS. Completion of the Private Placement is expected to take place on July 3, 2003 and is conditional upon completion of the Offering but is not conditional upon completion of the Proposed Acquisition.

DETAILS OF THE OFFERING

The Offering consists of 5,500,000 Trust Units. The following is a summary of the material attributes and characteristics of the Trust Units.

Trust Units

A maximum of 500,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units will carry equal voting rights at a meeting of Unitholders. No Unitholder will be liable to pay further calls or assessments in respect of the Trust Units. No conversion or pre-emptive rights attach to the Trust Units.

The following is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from, the Trustee.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, among other things: (i) certifying and issuing Trust Units; (ii) maintaining books and records of the Trust and providing timely reports to holders of Trust Units; and (iii) exercising the voting rights attaching to the common shares in the capital of COSL.

The Trustee may resign upon 60 days notice to the Trust and COSL. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal becomes effective upon a successor accepting its appointment.

Distributions

The Trust Indenture provides that the Trustee will distribute distributable income, if any, on the last business day of February, May, August and November of each year. Distributable income is comprised of the royalty payments, distribution income from CT on its common units and any interest income received by the Trust for that quarter less the expenses of the Trust paid during that quarter.

At the discretion of COSL's board of directors, the Trust may also make cash distributions of the Trust's capital provided that such distributions are made out of funds that are in excess of amounts reasonably required to satisfy obligations of the Trust. Cash distributions paid to Unitholders are determined by COSL's board of directors, in its sole discretion, and will only be declared and paid if deemed prudent to do so. Covenants in bank credit agreements could limit cash distributions to Unitholders.

Future Offerings

Under the Trust Indenture, the Trust may offer additional Trust Units or rights to additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as COSL may determine. In addition, the Trust may acquire other royalties in respect of oil sands interests, from time to time, should such interests be available on terms and conditions acceptable to COSL. At the 2003 annual and special meeting of Unitholders, Unitholders approved amendments to the Trust Indenture to allow the issuance of convertible securities by the Trust.

Meetings and Voting

The Trust holds annual meetings of the Unitholders. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20% of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders may attend and vote at all meetings of such holders either in person or by proxy and a proxyholder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate not less than 2% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of general business at all such meetings. The quorum required to vote upon a special resolution, which is required to amend the Trust Indenture with limited exceptions and to make certain other material decisions, is two such persons representing in the aggregate not less than 20% of the votes attached to all outstanding Trust Units.

Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders called pursuant to the Trust Indenture. A resolution approved by not less than 66⅔% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Trust Indenture, remove the Trustee or terminate the Trust.

Limitation on Non-Resident Ownership

In order for the Trust to maintain its status as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. If the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Laws in certain jurisdictions outside Canada may also limit the ownership of Trust Units by certain non-residents, and the Trustee may from time to time take steps similar to the foregoing to minimize any adverse consequences to non-resident Unitholders arising from such laws.

Redemption of Units

The Trust Indenture provides for redemption of Trust Units at the request of the Unitholder at a price per Trust Unit that is the lesser of (i) 90% of the simple average of the closing price of the Trust Units on the principal market for each of the 10 trading days after tender of the Trust Units or (ii) the closing market price on such principal market on the date of tender for redemption. The redemption right is subject to a quarterly aggregate cash limit for all Trust Units tendered for redemption in the quarter of $250,000, unless waived by the board of directors of COSL. If redemptions are limited, the holder may receive an interest bearing promissory note payable on a pro rata basis in the subsequent quarter or quarters or an in specie redemption.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2094. The Unitholders may vote to terminate the Trust by special resolution at any meeting of the Unitholders provided that a quorum of 50% of the issued and outstanding Trust Units must be present in person or by proxy at the meeting at which the vote is taken.

Reporting to Unitholders

The accounts of the Trust are audited annually by a recognized independent firm of chartered accountants. The annual financial statements of the Trust, together with the report of such chartered accountants, and the unaudited interim financial statements of the Trust are mailed to all Unitholders shown in the register of holders of Trust Units on any record date for a distribution of distributable income during a calendar year, within the periods prescribed by securities legislation. The year end of the Trust is December 31.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "COS.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

	High ($)	Low ($)	Volume (000's)
2001[1]			
Second Quarter	41.95	34.00	3,232
Third Quarter	40.95	32.70	5,176
Fourth Quarter	41.50	34.26	8,195
2002			
First Quarter	44.85	36.00	11,503
Second Quarter	44.50	39.66	7,853
Third Quarter	42.00	35.70	8,208
October	37.99	33.28	2,377
November	37.30	34.15	1,887
December	38.05	34.50	1,624
2003			
January	39.00	36.55	2,258
February	39.00	34.93	4,443
March	36.23	34.55	2,619
April	35.70	33.90	3,674
May	35.45	32.26	4,914
June 1 to 24	36.00	35.15	2,736

Note:

(1) Prior to July 10, 2001, the price range and trading volume figures relate to AOST.

On June 11, 2003, the last trading day before the announcement of this Offering, the closing price of the Trust Units on the TSX was $35.89. On June 24, 2003, the closing price of the Trust Units on the TSX was $35.28.

The TSX has conditionally approved the listing of the Trust Units offered pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before September 15, 2003.

DISTRIBUTIONS TO UNITHOLDERS

The following table sets forth the amount of cash distributions paid per Trust Unit by the Trust, in respect of the quarters indicated, since the merger of AOST and COST on July 5, 2001:

	2003	2002	2001
First Quarter	$0.50	$0.50	n/a
Second Quarter	—	$0.50	n/a
Third Quarter	—	$0.50	$0.75
Fourth Quarter	—	$0.50	$0.50

Quarterly distributions are paid to Unitholders at the discretion of the board of directors of COSL. Quarterly distributions, if declared, are paid to Unitholders on the last business day of February, May, August and November of each year in respect of the preceding calendar quarter ended December 31, March 31, June 30 and September 30, respectively.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $185,342,000 after deducting the fees of $7,733,000 payable to the Underwriters and the expenses of the Offering estimated to be $250,000. The net proceeds from the sale of the Trust Units will be used to fund a portion of the purchase price of the Proposed Acquisition.

The completion of the Offering is not conditional upon completion of the Proposed Acquisition or the Private Placement. If the Proposed Acquisition is not completed, the net proceeds to the Trust from the Offering will be used for repayment of debt, capital expenditures and general corporate purposes.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated June 13, 2003 among the Trust, COSL and the Underwriters, the Trust has agreed to issue and sell an aggregate of 5,500,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on July 3, 2003, or on such other date not later than July 31, 2003 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $35.15 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the underwriting fee of $1.406 per Trust Unit for Trust Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $7,733,000, in consideration for the services of the Underwriters in connection with the Offering. The terms of the Offering were determined by negotiation between COSL, on behalf of the Trust, and CIBC World Markets Inc. on behalf of the Underwriters.

Pursuant to the Underwriting Agreement, the Trust had granted to the Underwriters an underwriters' option entitling the Underwriters to purchase up to an aggregate of 1,200,000 Trust Units under the Offering at a price of $35.15 per Trust Unit exercisable at any time until 48 hours prior to the closing of the Offering. This option was exercised in full on June 23, 2003 and the Offering was increased from 4,300,000 to 5,500,000 Trust Units.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If one or more Underwriters fail to purchase the Trust Units which such Underwriter(s) have agreed to purchase, any one or more of the other Underwriters may, but are not obligated to, purchase such Trust Units, unless the number of Trust Units which one or more Underwriters fail to purchase represents less than 5% of the total number of Trust Units, in which case the remaining Underwriters are obligated to purchase such Trust Units on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, other than pursuant to the Private Placement, the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan and the Trust's Unit Option and Distribution Equivalent Plan, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible into or exchangeable for Trust Units for a period of 90 days subsequent to the closing date of the Offering without the consent of CIBC World Markets Inc. and Merrill Lynch Canada Inc., which consent may not be unreasonably withheld or delayed.

Each of CIBC World Markets Inc., Merrill Lynch Canada Inc., RBC Capital Markets, BMO Nesbitt Burns Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and TD Securities Inc. is a subsidiary of a Canadian chartered bank or other financial institution that has extended credit facilities (the "Credit Facilities") to COSL, including the Acquisition Facility. Accordingly, under certain circumstances, the Trust may be considered to be a "connected issuer" of each of these Underwriters for the purposes of Canadian securities laws. The decision of each such Underwriter to participate in this Offering was made independently of its lending affiliate, and no Underwriter will receive any benefit under this Offering other than its portion of the underwriting fee.

On March 26, 2003, COSL entered into the $560 million Acquisition Facility with a syndicate of lenders, including affiliates of such Underwriters named above. The Acquisition Facility has several purposes, the first of which was to provide approximately $350 million to repay amounts drawn under a previous credit facility to

partially finance the Initial Acquisition. On April 9, 2003, COSL repaid $150 million of such facility leaving $360 million available to finance the acquisition of the Remaining Interest. Upon repayment of all amounts drawn for the Acquisition, the Acquisition Facility will be reduced to a $225 million facility that may be drawn upon for general corporate purposes.

Prior to March 26, 2003, COSL had four operating credit facilities (totalling $480 million of available commitments), consisting of two $20 million operating facilities, a $195 million syndicated credit facility and a $245 million syndicated credit facility. On March 26, 2003, COSL replaced the two syndicated facilities with a single syndicated credit facility in the amount of $415 million and subsequently replaced the two operating facilities with lines of credit totalling $40 million, all of which allow COSL greater flexibility in its operations and to achieve consistency with the covenants and fees payable under the Acquisition Facility once it evolves into a $225 million operating line for general corporate purposes.

The Trust Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell Trust Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Trust Units pursuant to this Offering and who, for purposes of the Tax Act, holds the Trust Units acquired pursuant thereto as capital property and deals at arm's length with the Trust and the Underwriters. Generally, the Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a purchaser that is a "financial institution", a "specified financial institution" or to a purchaser an interest in which would be a "tax shelter investment", each as defined in the Tax Act.

This summary is based on the facts set out in the prospectus, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), counsel's understanding of the current published administrative practices of the CCRA and certificates as to certain factual matters provided by COSL. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurance can be given in this regard.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

Based on certain factual representations made by COSL, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will continue to so qualify at all times. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income or loss for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust will be required to include in its income for each taxation year all amounts in respect of royalties from COSL and income paid or payable to it by CT. The Trust will also be required to include in its income for each taxation year all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. In computing its income for tax purposes, the Trust may deduct reasonable current administrative expenses and a deduction not exceeding 30% of its cumulative Canadian development expense ("CDE") account, determined on a declining balance basis. The Trust may deduct from its income for the year 20% of the total issue expenses of this Offering to the extent that the expenses were not otherwise deductible in a preceding year.

Under the Trust Indenture, income may be used to finance cash redemptions of Trust Units and accordingly such income so utilized will not be payable or paid to holders of Trust Units by way of cash distributions but rather will be payable and paid in the form of additional Trust Units ("Reinvested Trust Units").

The Trust will be entitled to deduct from its income for a taxation year otherwise determined, after taking into account the inclusions and deductions outlined above, the portion thereof that is paid or becomes payable in the year to its Unitholders. An amount will be considered to be payable to any Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. The terms of the Trust Indenture generally provide that all income of the Trust for a taxation year net of the Trust's expenses will be paid or made payable to Unitholders in the year. Accordingly, it is generally anticipated that the Trust will not be liable for any material amount of tax under the Tax Act.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times is or is deemed to be, resident in Canada.

A Unitholder will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of the Trust for a taxation year that is paid or becomes payable to such Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income. Any deduction or loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss of a Unitholder. Any amount paid or payable by the Trust to the Unitholder in excess of the net income of the Trust that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder's income for the year. However, such amount will reduce the Unitholder's adjusted cost base of the Trust Unit. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Reinvested Trust Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such Trust Units. This cost will be averaged with the cost of all other Trust Units held by the Unitholder to determine the adjusted cost base of each Trust Unit held. Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, such Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in such Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs associated with the disposition.

One-half of any capital gain realized by a Unitholder will be included in such Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized on the disposition of Trust Unit may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. COSL has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for the purposes of the Tax Act.

Taxation of Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for purposes of the Tax Act and at all relevant times is not resident in Canada and is not deemed to be, resident in Canada.

Any distribution of income of the Trust to such non-resident Unitholder who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention (1980) will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

A disposition or deemed disposition of a Trust Unit, whether on redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held, or had options to acquire, 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

RISK FACTORS

An investment in the Trust Units involves a number of risks. Before investing, prospective purchasers of Trust Units should carefully consider, in light of their own financial circumstances, the factors set out below, as well as other information contained or incorporated by reference in this short form prospectus.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. In addition, the Trust Indenture states that no Unitholder is liable to indemnify the Trustee or any other person for any liabilities incurred by the Trustee, including with respect to taxes payable by the Trust or the Trustee, and all such liabilities will be enforced only against, and will be satisfied only out of, the Trust's assets. The Trust Indenture also provides that all contracts entered into by or on behalf of the Trust shall contain a provision or be subject to an acknowledgement to the effect that the obligations of the Trust thereunder will not be binding upon Unitholders personally and that such provisions and acknowledgement shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

In conducting its affairs, the Trust will, however, assume certain existing contractual obligations and may have to do so in the future. Although COSL will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such modification in all cases. To the extent that any claims under such contracts are not satisfied by the Trust, there is a risk that a Unitholder may be held personally liable for obligations of the Trust where the liability is not disavowed as described above.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust assets) that do not arise under contract, including claims in tort, claims for taxes and other possible statutory liabilities. It is intended that the activities of the Trust will be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, so far as reasonably possible, to the extent they deem practicable any material risk of liability on the Unitholders for claims against the Trust. COSL will, to the extent it considers possible and reasonable, carry insurance, in such amounts as it considers adequate to cover the operations of the Trust and in respect of the Unitholders as additional insureds. However, most insurance policies will have exclusions for certain environmental or other liabilities. Based on the foregoing and considering the nature of the Trust's activities and its intention to comply with all environmental regulations relating to its properties and the insurance policies which it will hold, the possibility of any personal liability of this nature arising is considered remote. The Trust Indenture provides that, in the event that the payment of a Trust obligation is made by a Unitholder, such Unitholder will be entitled to reimbursement from the available assets of the Trust. Notwithstanding the foregoing, because of uncertainties in law relating to trusts such as the Trust, there is a risk that a Unitholder could be held personally liable for the obligations of the Trust to the extent that claims are not satisfied by the Trust.

As part of the Acquisition, a portion of the assets of the Trust have been and will be invested in the trust units and debt obligations of CT and as a holder of trust units, the Trustee is subject to potential liability for obligations of CT in circumstances similar to those described above for Unitholders. CT currently owns a 9.5% interest in the Syncrude Project, which interest is expected to be transferred to COSL on July 1, 2003. However, following the Proposed Acquisition, CT will hold a 75% interest in the SubPartnership which holds a 5% interest in Syncrude.

Nature of Trust Units

Trust units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. Trust units represent a fractional interest in a trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of

the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to develop and produce its reserves. Changes in market conditions may adversely affect the trading price of the Trust Units.

Volatility of Oil Prices

The financial condition, operating results and future growth of the Trust are substantially dependent on prevailing prices of oil. Prices for oil are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors beyond the control of the Trust. These factors include weather conditions in Canada and the United States, the condition of the Canadian and U.S. economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, war, or the threat of war, in oil producing regions, the foreign supply of oil, the price of foreign imports and the availability of alternate fuel sources. In view of the higher operating costs of Syncrude Canada Ltd., the operating margin is very sensitive to oil prices. Any substantial and extended decline in the price of oil may have a material adverse effect on the revenues, profitability and cash flows of the Trust and may affect the ability of the Trust to pay distributions and to finance its Stage 3 expansion.

While the Syncrude Project has not been shut down by the Participants since production commenced, a prolonged period of abnormally low oil prices could result in the Participants deciding to suspend production. Any such suspension of production could result in a corresponding suspension of distributions to Unitholders and could expose the Trust to significant additional expenses and would negatively impact the Trust's ability to finance its Stage 3 expansion program.

Natural Gas Prices

The financial condition, operating results and future growth of the Trust is substantially affected by the price of natural gas. Natural gas is used in material quantities as a feed stock at the Syncrude Project for the production of hydrogen and as a fuel for the generation of heat, steam and power. The price of natural gas is subject to large variations based on supply and demand for natural gas in North America. Syncrude Canada Ltd. and the Trust have no control over such prices. A material increase in natural gas prices will have an adverse effect on the revenues, profitability and cash flow of the Trust.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. The Syncrude Project competes with other producers of crude oil, most of whom have considerably lower operating costs. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

Capital Investment

The Trust and the other Participants will continue to make substantial capital expenditures for the mining of oil sands and production of SSB. The timing and amount of capital expenditures will directly affect the amount of distributable income for distribution to Unitholders. There is no assurance that capital cost overruns will not occur or that investments will deliver the production increases expected by design or that start-up will occur as expected. In addition, the Trust has not, and will not, attempt to maximize short-term cash flow at the expense of long-term benefits and therefore will not generally be voting as a Participant against proposed capital expenditures solely to maintain cash flow to Unitholders from the Syncrude Project. The Trust has credit facilities available to it to assist in funding capital expenditures in excess of cash flow. However, there is no assurance that the Trust will have capital sufficient to fund all capital expenditures that may be required, or that capital projects will not experience significant cost overruns.

Operational Risk

The Trust is subject to operational risks inherent in the oil sands business. The Trust participates in operational risk management programs implemented by the Syncrude Joint Venture. Its exposure to operational risks is also managed by maintaining appropriate insurance.

Dependence on Other Participants

The Syncrude Project is a joint venture currently owned by nine Participants. Certain decisions regarding the operations of the Syncrude Project require majority agreement among the Participants and some fundamental decisions require unanimity. Future plans of the Syncrude Project will depend on such agreement and may depend on the financial strength and views of the other Participants at the time such decisions are made.

Government Regulation

The Syncrude Project's mining extraction and upgrading activities are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, safety, hazardous materials, toxic substances and other matters. It is believed that Syncrude Canada Ltd. is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing operations and activities of mining companies and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Syncrude Project. There can be no assurance that the various government licenses granted to the Syncrude Project will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Syncrude Project, and the mining and oil and gas industries generally, will not be changed in a manner which may adversely affect Unitholders. The Syncrude Project facility license granted by the Alberta Energy and Utilities Board expires on December 31, 2035 unless extended.

Foreign Exchange

Crude oil prices are generally based on a U.S. dollar market price, while operating and capital costs are primarily in Canadian dollars. In addition, COSL makes interest payments in U.S. dollars on its U.S.-dollar denominated debt. Fluctuations in exchange rates between the U.S. and Canadian dollar will therefore give rise to foreign currency exchange exposure. Therefore, exchange rate movements can have a significant impact on results. To manage its exposure to currency fluctuations, COSL has, in the past, entered into currency exchange contracts to minimize the impact of fluctuations in currency exchange rates. These contracts are outlined in the Trust's financial statements. The use of financial instruments involves a degree of credit risk.

Fiscal Regime

The results of operations and the availability of distributable income for distribution to the Unitholders will be directly affected by the fiscal regime applicable to the Syncrude Project. The Alberta Crown Agreement creates a joint venture between the Province of Alberta as lessor and the Participants of the Syncrude Project as lessees. Its purpose is to establish annually, using a deemed net profit concept, the basis on which Syncrude's annual production is to be shared by the lessor and each of the lessees. Commencing on January 1, 1997, the Alberta Crown Agreement provided that the Province of Alberta would be entitled to a royalty of 50% of the deemed net profit on the first 74 million barrels of annual production less a credit equal to 43% of capital expenditures. The deemed net profit was determined by deducting from the deemed gross revenue the aggregate of allowed operating costs, deemed interest expense and amortization of capital costs and any loss carry-forwards. For annual production in excess of 74 million barrels from the original leases, the Province of Alberta was entitled to a royalty of 25% of the deemed net profit after deducting capital expenditures, with a minimum payment of one percent of gross revenue. These provisions were in effect until December 31, 2001, when the aggregate of Syncrude's capital spending incurred after December 31, 1995 exceeded $2.8 billion. Subsequently, the Alberta Crown Agreement entitles the Province of Alberta to a royalty payment equivalent to the greater of 1% of gross revenue and 25% of net revenue after deducting applicable operating and capital expenditures.

There can be no assurance that the federal government and the Province of Alberta will continue the regime currently in place in the future.

Reserves

Although the reserve figures incorporated by reference into this short form prospectus have been carefully prepared and the methods of estimating reserves have been verified by mining experience, such figures are estimates and no assurance can be given that the indicated level of recovery of bitumen will be realized. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience. Such figures have been determined based upon the term of the operating permit, plant processing capacity and estimates of yield and recovery factors as well as estimates of bitumen in place. Market price fluctuations of crude oil prices may render uneconomic the mining of oil sands reserves containing relatively lower grades of bitumen. Moreover, short-term factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair the profitability of a mine in any particular accounting period.

The Trust Units have no value if reserves from the Syncrude Project cannot be economically produced and marketed. In addition, the Trust Units will have no value once all of the reserves of bitumen are extracted.

Nature of Syncrude Operations

The Syncrude Project is a single interrelated and interdependent facility. The shutdown of one part of the Syncrude Project could significantly impact the production of SSB. Since the primary source of income to the Trust is the sale of SSB, a shutdown may reduce, or even eliminate, the amount of cash flow to the Trust out of which distributions are then made to Unitholders. There can be no assurance that the Syncrude Project will produce SSB in the quantities or at the cost anticipated, or that it will not cease producing entirely in certain circumstances. Because operating costs to produce SSB are substantially higher than operating costs to produce conventional crude oil, an increase in such costs could have a material effect on the Trust and the amount of cash flow out of which distributions can then be made to Unitholders.

The Syncrude Project is located in a remote area, and is serviced by one all weather road. In the event that the road is closed due to climatic conditions or other factors, Syncrude Canada Ltd. may encounter difficulties in obtaining materials required for it to continue production.

The production of SSB requires high levels of investment and has particular economic risks, such as settling basin dike failures, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Certain of these risks cannot be fully insured on an economic basis.

SSB is shipped from the Syncrude Project via a single pipeline. There are limited facilities at the Syncrude site for the storage of SSB and, in the event of an interruption in pipeline shipments, the Syncrude Project's operations may be materially adversely affected.

Syncrude Canada Ltd. produces and stores significant amounts of sulphur in a sulphur block at its plant site as there is presently no market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of SSB.

Marketing

A significant volume of production from the Syncrude Project is exported to the United States, such that pipeline access, transportation tariffs and price differential with competing products are all factors which can affect sales volumes for SSB as well as netbacks receivable by the Trust for its share of production.

Over the next five years, planned upgrading projects, including the Syncrude expansion, could result in additional synthetic crude oil entering the market. In anticipation of this development, the Participants will be investing to improve product quality in Stage 3 of Syncrude's expansion plan to improve SSB as a feedstock for

jet fuel and diesel products. This improved product is expected to increase the demand for SSB and preserve its price premium. Efforts are underway to identify new, or expand existing, markets for SSB.

Debt Service

COSL has unsecured credit facilities. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Certain covenants of the agreements with the lenders may also limit payments to the Trust. Although management of COSL believes that existing bank lines of credit will be sufficient for their immediate requirements, there can be no assurance that the amount will be adequate for the actual future financial obligations of COSL or that additional funds will be able to be obtained.

Environmental Obligations

Each of the Participants is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Project site upon abandonment. Ongoing environmental obligations have been and are expected to continue to be funded out of the Syncrude Project cash flow.

COSL and the other Participants, either directly or through Syncrude, have posted letters of credit with the Province of Alberta in the amount of $0.03 per barrel of SSB produced since the inception of the Syncrude Project to secure the ultimate reclamation obligations of the Participants. Each of the Participants is required to either post its own letter of credit or to guarantee repayment of its pro rata share of the letter of credit posted by Syncrude Canada Ltd. to the issuing bank.

In addition to the foregoing, COSL is a party to a written agreements with a trustee creating the Mining Reclamation Trust. Pursuant to this agreement, COSL is presently paying $0.1322 into separate Mining Reclamation Trusts for each barrel of SSB produced and attributable to its current 21.74% working interest, for the purpose of funding its share of environmental and reclamation obligations in connection with the Syncrude Project. This payment may be adjusted from time to time, based on the current conservation and reclamation plan prepared and revised by Syncrude Canada Ltd. from time to time, with the intent that the Mining Reclamation Trust will have adequate funds to pay the expected final site reclamation costs attributable to the Syncrude Project. Generally, final site reclamation cost estimates will reflect the current conservation and reclamation plan prepared and revised by Syncrude Canada Ltd. from time to time.

The Kyoto Protocol

The Canadian federal government has provided some parameters for implementing the Kyoto Protocol. Total annual emissions for large industrial emitters has been capped at 55 megatonnes, emission reduction targets have been set at 15% compared to business as usual, and the cost of a carbon credit has been limited to $15 per tonne. Based on these parameters, the Trust has provided an initial estimated direct cost impact of $0.22 to $0.30 per barrel from 2008 to 2012 on Syncrude's operating costs for implementing the Kyoto Protocol. However, numerous uncertainties regarding details of the Protocol's implementation remain that make it difficult to ascertain the cost estimate, including when third party costs related to the Protocol factor their way into Syncrude's supply chain of goods and services. The Trust continues to work through its industry associations and directly with the Alberta provincial and federal governments to develop a cost-effective plan to reduce greenhouse gas emissions.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there are such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada in Calgary and Toronto.

LEGAL MATTERS

Certain legal matters relating to the Offering of the Trust Units will be passed upon by McCarthy Tétrault LLP and, with respect to tax matters, by Burnet, Duckworth & Palmer LLP, on behalf of the Trust, and by Macleod Dixon LLP, on behalf of the Underwriters. The partners and associates of McCarthy Tétrault LLP, as a group, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

APPENDIX A

FINANCIAL STATEMENTS OF AEC OIL SANDS, L.P.

The following historical financial statements have been provided by EnCana Corporation in connection with the Acquisition. As discussed in Note 1 to these historical financial statements, AEC Oil Sands, L.P. was dissolved effective February 28, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 4, 2003

Auditors' Report

To the Partners of
AEC Oil Sands, L.P.

We have audited the balance sheet of **AEC Oil Sands, L.P.** as at January 31, 2003 and the statements of earnings and partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the partnership as at January 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

AEC OIL SANDS, L.P.

BALANCE SHEET

AS AT JANUARY 31

($ thousands)

	Note	2003	2002
ASSETS			
Current assets			
Cash and cash equivalents		$ 12,462	$ 5,670
Accounts receivable and accrued revenue		43,537	40,772
Prepaids		1,278	635
Inventories	3	14,700	14,324
Due from partners and affiliates	5	215,827	220,766
		287,804	282,167
Capital assets, net	4	909,520	667,604
		$1,197,324	$949,771
LIABILITIES AND PARTNERS' EQUITY			
Current liabilities			
Accounts payable		$ 15,195	$ 7,373
Accrued liabilities		85,734	50,376
Other liabilities	7	278	2,087
		101,207	59,836
Reclamation provision		20,906	19,291
		122,113	79,127
Partners' equity		1,075,211	870,644
		$1,197,324	$949,771

See accompanying Notes to the Financial Statements

AEC OIL SANDS, L.P.
STATEMENT OF EARNINGS AND PARTNERS' EQUITY
FOR THE YEAR ENDED JANUARY 31
($ thousands)

	Note	2003	2002
Gross revenues		**$ 465,186**	$469,503
Costs and Expenses			
Transportation		**4,913**	4,686
Royalties and other income	8	**10,355**	30,385
Operating costs		**220,914**	215,771
Indirect operating costs		**278**	794
Depletion and reclamation		**24,772**	21,217
Interest, net		**2,626**	(399)
		263,858	272,454
Net earnings		**$ 201,328**	$197,049

STATEMENT OF PARTNERS' EQUITY
AS AT JANUARY 31
($ thousands)

	2003	2002
Partners' equity, beginning of year	**$ 870,644**	$673,595
Earnings for the year	**201,328**	197,049
Partners' contributions	**498,000**	—
Distributions to Partners	**(494,761)**	—
Partners' equity, end of year	**$1,075,211**	$870,644

See accompanying Notes to the Financial Statements

AEC OIL SANDS, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31

($ thousands)

	2003	2002
Operating activities		
Net earnings	**$ 201,328**	$ 197,049
Depletion and reclamation	**24,772**	21,217
Other	**(1,809)**	(1,530)
	224,291	216,736
Net change in non-cash working capital	**39,396**	14,487
	263,687	231,223
Investing activities		
Capital investment	**(264,203)**	(114,678)
Reclamation payments	**(870)**	(296)
	(265,073)	(114,974)
Financing activities		
Decrease (increase) in due from partners and affiliates	**4,939**	(109,165)
Partners' contributions	**498,000**	—
Distributions to Partners	**(494,761)**	—
	8,178	(109,165)
Increase in cash and cash equivalents	**6,792**	7,084
Cash and cash equivalents (Bank Overdraft), beginning of year	**5,670**	(1,414)
Cash and cash equivalents, end of year	**$ 12,462**	$ 5,670
Supplemental disclosure of cash flow information		
Interest paid	**$ 2,062**	$ 46

See accompanying Notes to the Financial Statements

AEC OIL SANDS, L.P.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2003

(Tabular amounts in $ thousands, unless otherwise stated)

1. PARTNERSHIP INFORMATION

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and EnCana Corporation, which was formed on June 1, 1997. On formation, the original partners contributed, at historical values, their respective interests in the Syncrude Canada Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Canada Joint Venture. The partners have dissolved the Partnership effective February 28, 2003.

2. ACCOUNTING POLICIES

(a) Principles of Consolidation

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

(b) Measurement Uncertainty

Amounts recorded for depletion are based on estimates of oil reserves and future costs required to develop those reserves. The Partnership's reserve estimates are reviewed annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

(c) Revenue Recognition

Revenues associated with the sales of synthetic crude oil owned by the Partnership are recognized when title passes from the Partnership to its customer.

(d) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

(e) Inventories

Inventories are valued at the lower of cost or estimated net realizable value.

(f) Capital Assets

Acquisition costs of capital assets are capitalized. These costs include leasehold acquisition costs and the cost of tangible equipment. All such costs are depleted and depreciated using the unit-of-production method, based on production of synthetic crude oil from the existing facility.

Reclamation costs are estimated and recorded over the estimated life of the proven reserves.

(g) Hedging Activities

Settlement of crude oil swap agreements, which have been arranged as a hedge against commodity price fluctuations, are reflected in product revenues at the time of sale of the related hedged production.

(h) Employee Benefit Plans

The Partnership accrues for its proportionate share of the Syncrude Canada Joint Venture obligations under employee benefit plans and the related costs, net of plan assets.

(Tabular amounts in $ thousands, unless otherwise stated)

2. ACCOUNTING POLICIES (Continued)

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Past service costs from the plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

(i) Income Taxes

Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements.

3. INVENTORIES

	2003	2002
Materials and supplies	$14,448	$14,050
Finished goods inventory	252	274
	$14,700	$14,324

4. CAPITAL ASSETS, NET

	2003	2002
Cost	$1,168,329	$ 904,128
Accumulated depletion	(258,809)	(236,524)
	$ 909,520	$ 667,604

5. DUE FROM PARTNERS AND AFFILIATES

The amounts due from partners and affiliates are unsecured, non-interest bearing and have no fixed terms of repayment.

6. LONG-TERM DEBT

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extension at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2003, no amount is outstanding under this facility and the facility was cancelled effective February 12, 2003.

(Tabular amounts in $ thousands, unless otherwise stated)

6. LONG-TERM DEBT (Continued)

Also during the year the Partnership had available a $550.0 million short-term debt facility. The borrowing was under a non-revolving credit facility, which had an expiry date of May 2003 with a provision for a further six months at the option of the lender and upon the request from the Partnership. The facility bears interest at a variable bankers acceptance rate fixed upon the date of issuance. During the year, $497.0 million had been drawn against the facility however prior to year end the amounts were repaid in full and the facility was cancelled.

7. OTHER LIABILITIES

The amount, due to Syncrude Canada Ltd., represents the non-cash components of prior years cost of service utility billings to the Syncrude Canada Joint Venture. The amount is being repaid in equal monthly installments of $139,100 until March 31, 2003.

8. ROYALTIES AND OTHER INCOME

Royalties payable to the Province of Alberta are governed by an agreement between the Syncrude Canada Joint Venture and the Government of the Province of Alberta (the "Crown"). The agreement provides for a transition period from 1997 to the earlier of January 1, 2004 and the month after the Syncrude participants' aggregate capital expenditures from 1996 have reached $2.8 billion. The transition period terminated in December 2001.

During the transition period the royalties were determined as the greater of:

(a) the net profits interest share (Crown share) of gross revenues less allowed operating costs and a 43 percent credit for capital expenditures.

(b) one percent of gross revenues attributed to new production in excess of 74 million barrels from the original leases and all production from new leases.

In January 2002, the Syncrude participants commenced paying royalties according to Alberta's generic oil sands royalty legislation. The generic royalty legislation stipulates that the Province of Alberta will receive the greater of:

(a) one percent of gross revenues.

(b) 25 percent of the excess of gross revenues over allowed operating costs and capital expenditures for the year.

In 2001 other income includes $5.2 million of insurance proceeds.

9. RELATED PARTY TRANSACTIONS

The following table outlines the transactions with affiliates during the year:

	2003	2002
Oil hedge expense (revenue)	$12,794	$(31,958)
Royalty expense	$ 5,626	$ 5,545
Tariff	$ —	$ 4,075
Marketing fees	$ 517	$ 371
Management fees (revenue) expense	$ (6)	$ 20

10. COMMITMENTS AND CONTINGENCIES

The Syncrude Canada Joint Venture has entered into a capital commitment for the purposes of expansion. The Partnership's share of the capital commitment for the next three years are 2004 — $253.0 million; 2005 — $179.8 million and 2006 — $9.6 million.

11. FINANCIAL INSTRUMENTS

(a) Financial Assets and Liabilities

The financial assets and liabilities included in the financial statements are cash and cash equivalents, accounts receivable, and accrued revenue, all current liabilities and amounts due from partners affiliated companies.

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit Risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

12. EMPLOYEE BENEFITS

The Syncrude Canada Joint Venture has post-retirement benefits plans for its employees. The following information in this note represents the Partnership's proportionate interest as at December 31, 2002. No adjustment has been made to reflect the Partnership year end of January 31, 2003.

	2002	2001
	($ millions)	
Total expense for the defined contribution plan	$ 0.6	$ 0.6
Accrued benefit obligation, beginning of the year	$119.5	$102.2
Opening balance adjustment	0.1	—
Current service cost	5.1	4.0
Interest cost	7.8	7.2
Benefits paid	(4.2)	(4.1)
Actuarial loss	—	10.2
Accrued benefit obligation, end of year	$128.3	$119.5

	2002	2001
	($ millions)	
Fair value of plan assets, beginning of year	$ 77.2	$ 82.1
Actual return on plan assets	(6.6)	(4.8)
Employer contributions	3.3	3.4
Benefits paid	(3.6)	(3.5)
Fair value of plan assets, end of year	$ 70.3	$ 77.2
Funded status — plan deficit	$(58.0)	$(42.3)
Unamortized net actuarial loss	45.1	10.3
Accrued benefit liability	$(12.9)	$(32.0)

12. EMPLOYEE BENEFITS (Continued)

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

	2002	2001
	Percent (%)	
Discount rate	6.5	6.5
Expected long-term rate of return on plan assets	9.0	9.0
Rate of compensation increase	4.0	4.0

The periodic expense for employee benefits is as follows:

	2002	2001
	($ millions)	
Current service cost	$ 5.1	$ 4.0
Interest cost	7.8	7.2
Expected return on plan assets	(6.9)	(7.4)
Amortization of loss	1.6	—
Expense for defined contribution plan	0.6	0.6
Net benefit plan expense	$ 8.2	$ 4.4

The average remaining service period of the active employees covered by the defined benefit plan is 13 years.

APPENDIX B

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Canadian Oil Sands Limited

We have reviewed as to the compilation only, the accompanying unaudited pro forma consolidated balance sheet of Canadian Oil Sands Trust (the Trust) as at March 31, 2003 and the unaudited pro forma consolidated statements of income for the year ended December 31, 2002 and the three months ended March 31, 2003, which have been prepared for the inclusion in the prospectus dated June 25, 2003 relating to the sale and issue by the Trust of 5,500,000 Trust Units. In our opinion, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto. These statements are the responsibility of the Trust's management.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta
June 25, 2003

CANADIAN OIL SANDS TRUST

CONSOLIDATED PRO FORMA BALANCE SHEET

AS AT MARCH 31, 2003

(unaudited)
(in thousands)

	Canadian Oil Sands Trust	Pro forma Adjustments		Pro forma
ASSETS				
Current assets:				
Cash and short-term investments	$ 184,015	$ —		$ 184,015
Accounts receivable	96,647	—		96,647
Inventories	36,997	—		36,997
Prepaid expenses	3,352	—		3,352
	321,011	—		321,011
Capital assets, net	2,989,595	602,277	2	3,591,872
Other Assets				
Reclamation trust	13,518	—		13,518
Deferred financing charges, net	22,534	—		22,534
	36,052	—		36,052
	$3,346,658	$602,277		$3,948,935
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$ 242,995	$ —		$ 242,995
Unit distribution payable	39,769	3,250	3(j)	43,019
Current portion of other liabilities	3,358	—		3,358
	286,122	3,250		289,372
Other liabilities	32,268	—		32,268
Long-term debt	928,831	200,241	3(b)	1,129,072
Future reclamation and site restoration costs	47,394	5,609	2	53,003
Future income tax	296,230	176,632	2	472,862
Deferred currency hedging gains	17,850	—		17,850
	1,608,695	385,732		1,994,427
Unitholders' equity	1,737,963	228,475	3(b)	1,954,508
		(3,250)	3(j)	
		(8,680)	3(b)	
	$3,346,658	$602,277		$3,948,935

CANADIAN OIL SANDS TRUST

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

(in thousands, except per unit amounts)

	Canadian Oil Sands Trust (audited)	AEC Oil Sands, L.P. 3(m) (audited)	Pro forma Adjustments		Pro forma (unaudited)
Revenues:					
Syncrude Sweet Blend	$715,302	$460,273	$ —		$1,175,575
Interest and other income	9,917	—	1,854	3(c)	11,771
	725,219	460,273	1,854		1,187,346
Expenses:					
Operating	316,359	213,659	—		530,018
Non-production	11,910	7,533	—		19,443
Crown Royalties and other	7,378	10,355	(5,562)	3(d)	12,171
Administration	7,355	—	—		7,355
Insurance	5,812	—	—		5,812
Interest	48,654	2,626	33,014	3(e)	84,294
Depreciation and depletion	55,091	24,772	42,189	3(f)	124,010
			1,958	3(g)	
Foreign exchange gain	(2,956)	—	—		(2,956)
Large Corporations Tax and other	5,413	—	4,834	3(h)	10,247
Future income taxes	—	—	(22,768)	3(i)	(22,768)
Dividends on preferred shares of subsidiaries	275	—	—		275
	455,291	258,945	53,665		767,901
Net income for the period	$269,928	$201,328	$(51,811)		$ 419,445
Weighted average Trust units	57,182				85,357
Trust units, end of period	57,684				85,859
Net income per Trust unit					
Basic and diluted	$ 4.72				$ 4.91

CANADIAN OIL SANDS TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(in thousands, except per unit amounts)

	Canadian Oil Sands Trust (unaudited)	AEC Oil Sands, L.P. 3(m) (unaudited)	Pro forma Adjustments	Pro forma (unaudited)
Revenues:				
Syncrude Sweet Blend	$176,342	$119,360	$(26,162) 3(k)	$269,540
Interest and other income	1,391	—	521 3(c)	1,912
	177,733	119,360	(25,641)	271,452
Expenses:				
Operating	101,857	56,453	(15,774) 3(k)	142,536
Non-production	5,527	2,982	(812) 3(k)	7,697
Crown Royalties and other	1,787	2,679	(264) 3(k) (1,561) 3(d)	2,641
Administration	1,755	—	—	1,755
Insurance	1,763	—	—	1,763
Interest	13,187	2,477	8,254 3(e)	23,918
Depreciation and depletion	14,135	6,246	(2,824) 3(k) 7,626 3(f) 397 3(g)	25,580
Foreign exchange gain	(44,059)	—	—	(44,059)
Large Corporations Tax and other	756	—	1,133 3(h)	1,889
Future income taxes	(2,351)	—	(4,503) 3(i)	(6,854)
	94,357	70,837	(8,328)	156,866
Net income for the period	$ 83,376	$ 48,523	$(17,313)	$114,586
Weighted average Trust units	65,455			85,923
Trust units, end of period	79,538			86,038
Net income per Trust unit				
Basic and diluted	$ 1.27			$ 1.33

CANADIAN OIL SANDS TRUST
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (pro forma statements) of Canadian Oil Sands Trust (the Trust or Canadian Oil Sands) have been prepared by management to give effect to the purchases of indirect working interests of 10% and 3.75% in the Syncrude Joint Venture (the Syncrude interest), and a 6% gross overriding royalty (GORR) on certain leases in respect of a further 1.25% working interest (collectively, the transactions) from EnCana Corporation (EnCana). The purchase of the 10% working interest closed February 28, 2003 and the purchase of the 3.75% working interest and GORR is expected to close in July 2003. The December 31, 2002 pro forma statements have been prepared from the Trust's audited consolidated financial statements for the year ended December 31, 2002 and from the audited financial statements of AEC Oil Sands, L.P. for the year ended January 31, 2003. The March 31, 2003 pro forma statements have been prepared from the Trust's unaudited financial statements for the three months then ended and from AEC Oil Sands, L.P.'s unaudited financial statements for the three months ended January 31, 2003.

In the opinion of management of the Trust, these pro forma statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada. The March 31, 2003 pro forma consolidated balance sheet gives effect to the acquisition of the 3.75% working interest and GORR as if the transaction occurred on March 31, 2003. The pro forma consolidated statement of income for the year ended December 31, 2002 gives effect to the transactions as if they occurred on January 1, 2002, and for the period ended March 31, 2003 gives effect to the transactions as if they occurred on January 1, 2003.

The pro forma consolidated financial statements may not be indicative of the results of operations of the Trust which will be obtained upon completion of the transactions.

The pro forma statements should be read in conjunction with the published consolidated financial statements of Canadian Oil Sands Trust which are incorporated by reference in the prospectus.

2. ACQUISITION OF THE SYNCRUDE INTEREST

Pursuant to the February 3, 2003 Acquisition Agreement with EnCana, whereby Canadian Oil Sands acquired an indirect 10% working interest in the Syncrude Joint Venture for approximately $1.07 billion, Canadian Oil Sands acquired certain rights in relation to: (i) EnCana's remaining indirect 3.75% working interest in the Syncrude Joint Venture held by a subpartnership, and a 6% GORR on such 3.75% working interest in respect of certain of the leases included in the Syncrude Project currently payable to a wholly-owned limited partnership of EnCana; and (ii) EnCana's 6% GORR on another 1.25% working interest owned by another oil and gas company in respect of certain of the leases included in the Syncrude Project (collectively, the Remaining Interest). On June 11, 2003, COSL exercised its option to purchase the Remaining Interest for an aggregate purchase price of approximately $417 million, which is subject to certain working capital adjustments.

2. ACQUISITION OF THE SYNCRUDE INTEREST (Continued)

The acquisition of the Remaining Interest has been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. Canadian Oil Sands allocated the purchase price, including estimated working capital adjustments, as follows:

Net assets acquired and liabilities assumed (in thousands of dollars)	
Property, plant and equipment	$ 602,277
Future reclamation and site restoration costs	(5,609)
Future income taxes	(176,632)
	$ 420,036
Consideration	
Cash	$ 420,036

The purchase price allocation is a preliminary estimate and is subject to change based on actual information at the time of closing the acquisition.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

(a) The pro forma consolidated balance sheet has been prepared as if the acquisition of the Remaining Interest took place March 31, 2003. The pro forma consolidated statement of income for the year ended December 31, 2002 gives effect to the transactions as if they occurred on January 1, 2002, and for the period ended March 31, 2003 gives effect to the transactions as if they occurred on January 1, 2003.

(b) It is assumed that Canadian Oil Sands will finance the estimated $420 million purchase price, after considering estimated working capital adjustments, through an equity issue of approximately $220 million, net of equity issue costs of approximately $8 million, and bank debt of approximately $200 million. It has been assumed that the debt is not repayable within 365 days.

(c) Interest and other income has been adjusted to reflect the GORR income on the 1.25% working interest that is owned by another independent oil and gas company.

(d) Crown royalties and other expense has been adjusted to deduct the GORR payable on the 3.75% working interest as it would be considered an intercompany transaction.

(e) Interest expense on the credit facilities utilized has been calculated at 6%.

(f) Depletion and depreciation expense has been adjusted to reflect the increase in property, plant and equipment.

(g) The provision for site restoration included in pro forma depreciation and depletion expense has been calculated at a rate of $0.17 per barrel of production, consistent with Canadian Oil Sands' accounting of its 21.74% working interest.

(h) Large Corporations Tax has been calculated at 0.225% of the increase in the taxable capital base.

(i) The future income taxes recovery has been adjusted to reflect the impact of the increased depreciation and depletion expense at the maximum statutory tax rate of 42.12% for intangible assets, and 31.59% for tangible assets which reflects the resource allowance deduction. The additional income from the

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

13.75% working interest has been assumed to be an increase to the taxable distributions to Unitholders, and therefore, no cash tax impact to the subsidiaries of the Trust.

(j) The issue of the Trust Units was assumed to have taken place January 1, 2002 for purposes of calculating the net income per Trust Unit amounts, but March 31, 2003 for purposes of calculating the distribution payable. The Trust Units would have been eligible to participate in the first quarter distribution of $0.50 per Trust Unit as they were outstanding on a pro forma basis as of the May 2, 2003 record date.

(k) AEC Oil Sands, L.P. statements of income for the year ended and three months ended January 31, 2003 represent a 13.75% working interest in the Syncrude Joint Venture less a 6% GORR on revenues relating to an indirect 3.75% interest in Syncrude. Canadian Oil Sands closed the acquisition of the 10% working interest on February 28, 2003 and, therefore, has included in its statement of income for the quarter ended March 31, 2003 the results of the 10% working interest for the month of March. An adjustment was required to the March 31, 2003 pro forma statement of income to deduct the March results of the 10% working interest to avoid double-counting one month of results for the 10% working interest.

(l) Working capital acquired was assumed to be nil.

(m) Certain of AEC Oil Sands, L.P. statement of income figures have been reclassified to conform to the presentation adopted by the Trust.

4. AEC OIL SANDS, L.P. THREE MONTHS ENDED JANUARY 31, 2003

The unaudited historical balances for AEC Oil Sands, L.P. for the three months ended January 31, 2003 are the following:

Revenues	$120,361
Expenses	$(71,838)
Net income	$ 48,523

For purposes of compiling the pro forma financial statements, certain of AEC Oil Sands, L.P.'s statement of income figures have been reclassified to conform to the presentation adopted by the Trust.

CERTIFICATE OF THE TRUST

Dated: June 25, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CANADIAN OIL SANDS TRUST

By: Canadian Oil Sands Limited

(Signed) Marcel R. Coutu Chief Executive Officer	(Signed) Allen R. Hagerman Chief Financial Officer

On behalf of the Board of Directors of Canadian Oil Sands Limited

(Signed) C.E. (Chuck) Shultz Director	(Signed) Wesley R. Twiss Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 25, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) Brenda A. Mason

MERRILL LYNCH CANADA INC.

By: (Signed) Drew M. Ross

RBC CAPITAL MARKETS

By: (Signed) Evan J. Hazell

BMO NESBITT BURNS INC.

By: (Signed) R. Bradley Hurtubise

SCOTIA CAPITAL INC.

By: (Signed) Mark Herman

HSBC SECURITIES (CANADA) INC.

By: (Signed) Rod A. McIsaac

NATIONAL BANK FINANCIAL INC.

By: (Signed) L. Trevor Anderson

TD SECURITIES INC.

By: (Signed) Robert J. Mason

CANACCORD CAPITAL CORP.

By: (Signed) J. Roderick Matheson

FIRSTENERGY CAPITAL CORP.

By: (Signed) Matthew D. Joss

PETERS & CO. LIMITED

By: (Signed) Bradley P. D. Fedora

RAYMOND JAMES LTD.

By: (Signed) Edward J. Bereznicki



Canadian Oil Sands

QUEBECOR MERRILL
CANADA INC
Printed in Canada


Canadian Oil Sands

NEWS RELEASE
For immediate release

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Canadian Oil Sands completes equity financing

Calgary, July 3, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced it has successfully completed its previously announced equity financing, raising gross proceeds of Cdn $228,475,000.

On June 11, 2003, the Trust announced it had entered into an agreement to sell, to a syndicate of underwriters, 4,300,000 Trust Units at $35.15 each to raise gross proceeds of $151,145,000 on a bought deal basis. The Trust had also granted the underwriters an option to purchase up to an additional 1,200,000 Trust Units on the same offering terms, which was exercised in whole. The underwriting syndicate was co-led by CIBC World Markets Inc. and Merrill Lynch Canada Inc. and included RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., TD Securities Inc., Canacccord Capital Corp., FirstEnergy Capital Corp., Peters & Co. Limited and Raymond James Ltd.

Another 1,000,000 Trust Units were sold on a private placement basis at the same issue price to raise gross proceeds of $35,150,000.

The Trust intends to use the proceeds from these equity offerings to finance a portion of its purchase of an additional 3.75 per cent interest in Syncrude from EnCana Corporation ("EnCana"). The closing of this acquisition is expected to occur on or about July 10, 2003.

"The successful equity financing of our acquisition of the additional Syncrude interest from EnCana has enabled us to maintain our strong financial position," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "We are now focused on prudently managing our balance sheet to guide us through the capital intensive period of the next two years, and into the next phase of broader operations following the Stage 3 expansion when we expect a 50 per cent increase in production."

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its current 31.74 per cent indirect working interest in the Syncrude Joint Venture. The Trust's approximately 86.3 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

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This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, Trust Units in the United States, or any province or territory of Canada, nor shall there be any sale of the Trust Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Trust Units offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

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Advisory: in the interest of providing Canadian Oil Sands or the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated closing date for the acquisition of the 3.75 per cent interest in Syncrude and the expected increase in production following the completion of the Stage 3 expansion. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Readers should read the forward-looking advisory in the Trust's annual information form and annual report for more details. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com